March 27, 2018

Melissa Gilmore

Claire Erlanger

Division of Corporate Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Echo Global Logistics, Inc. Form 10-K for the Year Ended December 31, 2017 Filed February 27, 2018 Form 8-K Furnished on February 7, 2018 File No. 001-34470

Dear Ms. Gilmore and Ms. Erlanger:

On behalf of Echo Global Logistics, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 16, 2018 with respect to (i) the Company’s Form 10-K for the Year Ended December 31, 2017 filed on February 27, 2018 (the “Form 10-K”) and (ii) the Company’s Form 8-K furnished on February 7, 2018 (the “Form 8-K”).

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K and the Form 8-K, as applicable.

Form 10-K for the Year Ended December 31, 2017

Comment No. 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, Comparison of years ended December 31, 2017 and 2016, Page 26

Please revise your discussion of results of operations to quantify the factors responsible for changes in significant income statement line items. For example, you disclose that transportation costs increased 14.8% in 2017 from 2016 due to the growth in total number of shipments and higher carrier rates, but do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. For material increases or decreases due to changes in the mix of products sold, sales prices, productivity levels, etc., consider disclosing quantitative analysis including relevant measures. Please revise accordingly.

Response:

The Company respectfully advises the Staff that, although the Company finds the current disclosure to be sufficient, in future filings, it will supplement the disclosure with further quantitative analysis, as presented in the example attached hereto as Exhibit A.

Melissa Gilmore

Claire Erlanger

March 27, 2018

Form 8-K Furnished on February 7, 2018

Comment No. 2: Exhibit 99.1

We note that your reconciliation of Non-GAAP EBITDA includes reconciling items related to changes in contingent consideration and stock compensation expense. Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures defines EBITDA as “earnings before interest, taxes, depreciation and amortization”. In this regard, please revise the title of your non-GAAP financial measure to distinguish it from the defined measure of EBITDA.

Response:

The Company respectfully advises the Staff that in future presentations of this non-GAAP financial measure (including in the reconciliation of such measure to the nearest GAAP financial measure), it will identify the measure as “Adjusted EBITDA,” as shown in the example attached hereto as Exhibit B-1, rather than the defined measure EBITDA. Accordingly, we will revise the discussion of such non-GAAP financial measure included in our press release, as shown in the example attached hereto as Exhibit B-2.

* * *

If you have any questions regarding any of the responses in this letter, please call me at (312) 558-8794.

Respectfully submitted,

/s/ Karen A. Weber

Karen A. Weber

cc: Kyle L. Sauers

Table of Contents EXHIBIT A Comparison of years ended December 31, 2017 and 2016 Revenue Revenue was $1.9 billion in 2017, an increase of 13.2% from $1.7 billion in 2016. The increase in revenue was attributable to an 5.4% overall increase in shipment volume and an 7.4% increase in revenue per shipment driven by an increase in TL rates. Revenue from Transactional clients was $1.5 billion in 2017, an increase of 10.2% from $1.4 billion in 2016. The increase in Transactional revenue was driven by an increase in volume and an increase in revenue per shipment driven by an increase in TL rates. Our percentage of revenue from Transactional clients was 79.2% in 2017, a decrease from 81.3% in 2016. The decrease in Transactional revenue as a percent of total revenue was driven by an increase in Managed Transportation volume. Revenue from Managed Transportation clients was $404.3 million in 2017, an increase of 26.2% from $320.3 million in 2016. This increase was driven by the addition of new clients, along with an increase in revenue from existing clients. In 2017, 20.8% of our revenue was generated from Managed Transportation clients, an increase from 18.7% in 2016. Transportation costs Transportation costs were $1.6 billion in 2017, an increase of 14.8% from $1.4 billion in 2016. The 5.4% growth in the total number of shipments and the 8.9% increase inhigher carrier rates per load drove the increase in our transportation costs during this period. Our transportation costs as a percentage of revenue increased to 82.6% in 2017 from 81.4% in 2016 due to margin compression resulting from higher carrier rates. Net revenue Net revenue was $339.0 million in 2017, an increase of 6.4% from $318.6 million in 2016. The growth in the total number of shipments accounted for most of the increase in our net revenue during this period. Net revenue margins decreased to 17.4% in 2017 from 18.6% in 2016. The decline in both TL and LTL margins, primarily due to higher carrier rates, accounted for most of the decrease in our net revenue margin during the period. Operating expenses Commission expense was $103.1 million in 2017, an increase of 7.8% from $95.6 million in 2016. This increase was primarily attributable to the increase in net revenue. For 2017 and 2016, commission expense was 30.4% and 30.0%, respectively, of our net revenue. The modest increase in commission expense as a percentage of net revenue was due to the fluctuation in the composition of our net revenue by mode, as TL shipments typically have higher commission percentages than other modes. Selling, general and administrative expenses were $183.1 million in 2017, an increase of 4.5% from $175.3 million in 2016, due to an increased investment in our sales force and operating personnel. As a percentage of net revenue, selling, general and administrative expenses decreased to 54.0% in 2017 from 55.0% in 2016, due to higher net revenue. The contingent consideration fair value adjustment resulted in a net expense of $1.0 million and net benefit of $0.1 million in 2017 and 2016, respectively. The expense for 2017 was the result of adjustments made to the fair value of the contingent assets and liabilities, primarily due to financial performance of previous acquisition owners and the time value of money. The fair value of the contingent consideration obligation for each acquisition reflects updated probabilities as of December 31, 2017. 1

Table of Contents Depreciation expense was $18.5 million in 2017, an increase of 13.2% from $16.3 million in 2016. The increase in depreciation expense was primarily attributable to the depreciation of additional leasehold improvements, furniture and computer equipment for the new Chicago expansion space added in the fourth quarter of 2016. Amortization expense in 2017 was $14.2 million, a decrease of 9.9% from $15.8 million in 2016, primarily attributable to the accelerated method of amortization of our acquired customer relationships along with the complete amortization of previously acquired intangible assets. Income from operations Income from operations was $19.1 million in 2017, an increase of 22.3% from $15.6 million in 2016. The increase in income from operations was attributable to the increase in net revenue in excess of the increase in operating expenses. Interest expense Interest expense was $14.8 million in 2017, an increase from $14.2 million in 2016. The interest expense in both years primarily related to our Notes and the ABL Facility. Income tax benefit We recognized income tax benefits of $8.3 million and $0.2 million for the years ended December 31, 2017 and 2016, respectively. Our effective tax rate for the year ended December 31, 2017 was (190.2)%, compared to an effective tax rate of (14.9)% in the comparable period of 2016. The difference in our effective tax rate for the year ended December 31, 2017 from our statutory federal tax rate of 35% was primarily due to the favorable impact of the federal rate change, as a result of the Act, and the related re-measurement of deferred tax liabilities, along with the favorable effects of a state tax credit and amended returns to claim domestic production tax deductions. These favorable items were partially offset by the share-based payment awards recognized as income tax expense, and higher pre-tax income. Net Income Net income was $12.6 million in 2017, compared to $1.6 million in 2016 as a result of the items previously discussed. 2

EXHIBIT B-1

Adjusted EBITDA Reconciliation

	Three months ended December 31, 2017		2016	
Net income / (loss)	**$**	**13.3**	**$**	**(3.0)**
Depreciation		5.1		4.6
Amortization		3.5		3.9
Non-cash interest expense		2.1		1.9
Cash interest expense		1.7		1.7
Income tax expense (benefit)		(7.0)		(2.0)
EBITDA	$	18.7	$	7.2
Change in contingent consideration		0.4		(0.0)
Stock compensation expense		1.9		2.0
Adjusted EBITDA	$	21.0	$	9.1

Exhibit 99.1 EXHIBIT B-2 Non-GAAP Financial Measures This release includes the following financial measures defined as "Non-GAAP financial measures" by the Securities and Exchange Commission (the "SEC"): Net revenue, Non-GAAP EBITDA, Adjusted EBITDA and Non-GAAP fully diluted EPS. Net revenue is calculated as revenue less transportation costs. Non-GAAP EBITDA is defined as net income (loss) excluding the effects of changes in contingent consideration, depreciation, amortization, stock compensation expense, cash and non-cash interest expense, interest income, remeasurement of the net deferred tax liability resulting from the TCJA and income taxes. Adjusted EBITDA is defined as EBITDA (as previously defined) excluding the effects of changes in contingent consideration, and stock compensation expense and the remeasurement of the net deferred tax liability resulting from the TCJA. Non-GAAP fully diluted EPS is defined as fully diluted earnings (loss) per share excluding changes in contingent consideration, amortization, non-cash interest expense, stock compensation expense, remeasurement of the net deferred tax liability resulting from the TCJA and the tax effect of these adjustments. We believe such measures provide useful information to investors because they provide information about the financial performance of the Company's ongoing business. Net revenue, Non-GAAP EBITDA, Adjusted EBITDA and Non-GAAP fully diluted EPS are used by management in its financial and operational decision-making and evaluation of overall operating performance. These measures may be different from similar measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles. For a reconciliation of each non-GAAP financial measure to the nearest comparable GAAP financial measure, see "Reconciliation of Non-GAAP Financial Measures" included in this release.